UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 6, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Azul S.A.

File No. 333-215908 - CF# 34353

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Azul S.A. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on February 6, 2017.

Based on representations by Azul S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through January 12, 2027
Exhibit 10.2	through January 12, 2027
Exhibit 10.3	through January 12, 2027
Exhibit 10.4	through January 12, 2027
Exhibit 10.5	through January 12, 2027
Exhibit 10.6	through May 25, 2019
Exhibit 10.7	through May 25, 2022
Exhibit 10.8	through January 12, 2027
Exhibit 10.9	through January 12, 2027
Exhibit 10.10	through January 12, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary